UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G


	Under the Securities Exchange Act of 1934


	Synagro Technologies Inc.
	(Name of Issuer)

	Common Stock, par value $.002
	(Title of Class of Securities)

	871562203
	(CUSIP Number)



(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b) For Astoria Capital Management & Rick
    [X]  Rule 13d-1(c) For Astoria Capital Partners
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 871562203	SCHEDULE 13G	Page 2 of 6


1	Name of Reporting Person	Astoria Capital Partners, L. P.
	IRS Identification No. of Above Person	94-3160631

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

			1,023,400

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
			1,023,400

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,023,400

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.8%

12	Type of Reporting Person*

	PN


CUSIP No. 871562203	SCHEDULE 13G	Page 3 of 6


Item 1(a).	Name of Issuer.

	Synagro Technologies Inc. ("The Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1800 Bering, Suite 1000, Houston, TX  77057

Item 2(a).	Names of Persons Filing.

	Astoria Capital Partners, L. P.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Astoria Capital Partners, L. P. is 6600 SW Ninety-Second Avenue, Suite 370, Portland, OR 97223.

Item 2(c).	Citizenship.

	Astoria Capital Partners, L. P. is a California limited partnership.

Item 2(d).	Title of Class of Securities.

	Common Stock, par value $.002 ("Common Stock").

Item 2(e).	CUSIP Number.

	871562203

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 871562203	SCHEDULE 13G	Page 4 of 6


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.



CUSIP No. 871562203	SCHEDULE 13G	Page 5 of 6


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

By signing below, Astoria Capital Partners, L.P. certifies that, to the best of its knowledge and believe, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




CUSIP No. 871562203	SCHEDULE 13G	Page 6 of 6


Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	February 14, 2000

	ASTORIA CAPITAL PARTNERS, L.P.



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe
	its: General Partner